SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

BK TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.60 per share

(Title of Class of Securities)

05587G 104

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05587G 104	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,931,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,931,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05587G 104	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,137,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,137,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,137,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,083,875
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,083,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,083,875
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,383
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,383
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 106,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 697,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 697,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05587G 104	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,905,913*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,905,913*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

*Includes 845,813 shares held by CWA for Mr. Moglia’s accounts.

CUSIP No. 05587G 104	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 845,813*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 845,813*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 845,813*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

*Mr. Moglia’s shares are held in CWA accounts.

CUSIP No. 05587G 104	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,970(1)
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 21,970(2)
	10	SHARED DISPOSITIVE POWER 4,931,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,953,257(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 14,440 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.
(2)	Includes 10,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 05587G 104	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,970(1)
	8	SHARED VOTING POWER 3,025,374
	9	SOLE DISPOSITIVE POWER 16,970(2)
	10	SHARED DISPOSITIVE POWER 4,931,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,948,257(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.4%
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 14,440 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.
(2)	Includes 5,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 05587G 104	13D	Page 11 of 15 Pages

Item 1. Security and Issuer.

This Amendment No. 12 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 12”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.60 per share (the “Common Stock”), of BK Technologies Corporation, a Nevada corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 12, the Schedule 13D remains unchanged.

As reported by the Company, on March 28, 2019, BK Technologies, Inc. implemented a holding company reorganization. The reorganization created a new holding company, BK Technologies Corporation, which became the new parent company of BK Technologies, Inc. As part of the reorganization, stockholders of BK Technologies, Inc. became stockholders of BK Technologies Corporation, on a one-for-one basis, with the same number of shares and same ownership percentage of Common Stock that they held immediately prior to the holding company reorganization. Following the reorganization, BK Technologies Corporation replaced BK Technologies, Inc. as the publicly traded entity, and shares of BK Technologies Corporation were listed on the NYSE American under the symbol “BKTI,” which is the same symbol as previously used by BK Technologies, Inc. The Common Stock was assigned a new CUSIP Number: 05587G 104.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FAFI, $2,752,180; FGPM, $4,867,549; FGHP, $5,023,775; FGGM, $501,064; and Mr. Moglia, $3,218,559. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 12 (excluding the shares in Mr. Moglia’s CWA accounts) was approximately $3,727,607. The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. 4,696 shares of the shares of Common Stock reported as owned by FAFI were acquired as a result of investor contributions.

Item 4. Purpose of Transaction.

The information set forth in Item 6 below relating to the 10b5-1 Plan (as defined below) is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)                 The Reporting Persons beneficially own in the aggregate 4,970,227 shares of Common Stock, which represents approximately 39.6% of the Company’s outstanding shares of Common Stock.

(b)                Each of FGPM, FGHP, FGGM and FAFI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. CWA holds for its customer accounts the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement; CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. Each of Messrs. Cerminara and Johnson directly hold the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. The percentage of shares of Common Stock disclosed as beneficially owned by Mr. Moglia in the applicable table set forth on the cover page to this Statement are held in CWA customer accounts for Mr. Moglia, his trusts and The Moglia Family Foundation. None of the other Reporting Persons hold any of the shares of Common Stock disclosed in this Statement, except as described below. Blaine Ferguson and Bill Beynon, managers of CWA (together with Messrs. Cerminara and Johnson), hold 440 and 6,410 shares of Common Stock, respectively, as customers of CWA, which are included in the number of shares of Common Stock reported in this Statement as beneficially held by CWA.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 12,548,094 shares of Common Stock reported by the Company as outstanding as of February 20, 2020 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2020.

(c) Transactions effected by customer accounts managed by CWA in the Common Stock within the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, 8 shares of Common Stock were transferred into customer accounts managed by CWA on January 21, 2020 and 1,520 and 800 shares of Common Stock were transferred out of customer accounts managed by CWA on January 22, 2020 and March 10, 2020, respectively.

CUSIP No. 05587G 104	13D	Page 12 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 16, 2020, Fundamental Global Investors, LLC, on behalf of the funds managed by it, entered into a stock trading plan with Northern Trust Securities, Inc. in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”), for the purchase of up to 1.0 million shares of Common Stock, subject to the terms specified in the 10b5-1 Plan. The 10b5-1 Plan becomes effective on April 2, 2020 and will terminate April 2, 2021 or such earlier date as set forth in the 10b5-1 Plan. A copy of the 10b5-1 Plan is filed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 12, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1	10b5-1 Purchase Plan, entered into as of March 16, 2020, between Fundamental Global Investors, LLC, on behalf of the funds managed by it, and Northern Trust Securities, Inc.

CUSIP No. 05587G 104	13D	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 16, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,

by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,

by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FUNDAMENTAL ACTIVIST FUND I, LP,

by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Manager

CUSIP No. 05587G 104	13D	Page 14 of 15 Pages

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara

D. Kyle Cerminara

Co-Chief Investment Officer

/s/ D. Kyle Cerminara

D. KYLE CERMINARA

/s/ Lewis M. Johnson

LEWIS M. JOHNSON

/s/ Joseph H. Moglia

JOSEPH H. MOGLIA

CUSIP No. 05587G 104	13D	Page 15 of 15 Pages

Schedule A

Transactions in the Common Stock in the Past 60 Days:

Customer Accounts Managed by CWA Asset Management Group, LLC:

Transaction Date	Number of Shares Bought / (Sold)	Price Per Share ($)(1)
1/15/2020	(500)	$2.7798
1/21/2020	(500)	$2.7636
1/23/2020	(391)	$2.9811
1/23/2020	(300)	$2.9798
1/23/2020	(1,000)	$2.9898
1/23/2020	(1,000)	$2.8198
1/23/2020	(800)	$2.9598
2/28/2020	(100)	$2.4329
2/28/2020	(100)	$2.4329
2/28/2020	(100)	$2.4329
2/28/2020	(100)	$2.4329
2/28/2020	(100)	$2.4329
2/28/2020	(297)	$2.3439
2/28/2020	(1)	$2.3400
2/28/2020	(100)	$2.3439
2/28/2020	(100)	$2.3439
2/28/2020	(1)	$2.3400
2/28/2020	(1)	$2.3400
2/28/2020	(500)	$2.3439
3/9/2020	(400)	$2.0198
3/9/2020	(281)	$2.1999
3/10/2020	(4,490)	$1.7123
3/10/2020	(360)	$1.6873
3/10/2020	(59)	$1.7244
3/10/2020	(189)	$1.7244
3/10/2020	(1,595)	$1.7244
3/11/2020	(117)	$1.6115
3/11/2020	(378)	$1.6114
3/11/2020	(3,205)	$1.6113

(1)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.